Exhibit 99.1

Enerplus Announces 2012 Second Quarter Results Conference Call

CALGARY, Aug. 1, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will release operating and financial results for the second quarter of 2012 at 4:00 AM MT (6:00 AM ET) on Friday, August 10, 2012. A conference call will be held at 9:00 am MT (11:00 AM ET) to discuss these results.  Details of the conference call are as follows:

Q2 Results Live Conference Call

Date:	Friday, August 10, 2012
Time:	9:00 AM MT/11:00 AM ET
Dial-In:	647-427-7450
1-888-231-8191 (toll free)
Conf Call ID:	12639875

Audiocast:	http://www.newswire.ca/en/webcast/detail/1009137/1090309

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)

Passcode:	12639875

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.  Electronic copies of our Q2 MD&A and financial statements will be available on our website at www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 01-AUG-12